EXHIBIT 12.1

TEXTRON INC.

MANUFACTURING GROUP
COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES
(unaudited)
(In millions, except ratio)

Nine Months Ended September 27, 2014
Fixed charges:
Interest expense*	$108
Estimated interest portion of rents	24

Total fixed charges	$132

Income:
Income from continuing operations before income taxes	$566
Fixed charges	132
Eliminate pretax income of Finance group	(16)

Adjusted income	$682

Ratio of income to fixed charges	5.17

*                Includes interest expense on all third-party indebtedness, except for interest related to unrecognized tax benefits, which is included in income tax expense.